ITEM 77C

Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated

Meeting of Shareholders

On April 19, 2017, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund.
The proposal was approved by the shareholders and the results of the voting are as follows:


Name               For                 Withheld
Karen H. Hogan     16,367,856.231      139,805.700



Messrs. R. Eric Chadwick, David Gale and Morgan Gust continue to
serve in their capacities as Directors   of the Fund.